

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Julian Spitari
President and Chief Executive Officer
Imobolis, Inc.
8950 West Olympic Blvd., Suite 350
Beverly Hills, CA 90211

> **Re:  Imobolis, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-167581**

Dear Mr. Spitari:

We have reviewed the above-referenced filing and the related response letter dated January 28, 2011, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 20, 2010.

General

1.  We note that your only source of revenues since your inception date have been derived from your agreement with Ebony Finance on behalf of Barclay Technology Holdings, AG. We further note that the 90-day term of the agreement has expired. Given that this agreement represents your sole source of revenues, please tell us the current status of the agreement. In this regard, we note that the agreement will automatically renew for an additional 90-day period if not cancelled by either party.

2.  As a related matter, please tell us the nature of Ebony Finance's business and its relationship with Barclay Technology Holding, AG. After viewing your website, located at www.imobolis.com, we did not notice any "front page, banner ads or category ads" for Ebony Finance.

3.  You state in the "Business Development" section of your Prospectus Summary that you "will have to seek other sources of capital since the company <u>does expects</u> the revenues generated from the sale of adverting space to be sufficient to meet the funding requirements of the business for the next twelve months." You state elsewhere in your document, however, that your existing sources of liquidity and cash expected to be generated from services <u>will not</u> be sufficient to fund your operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

4.      We note that as of December 31, 2010, you received an additional unsecured demand
        loan from your chief executive officer in the amount of $8,304, but you have not filed the
        loan agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
        Please advise.

Additional Products

5.      We refer to your response to prior comment 6.  While you have supplementally advised
        that you have revised the disclosure under the sub-caption "Additional Products" in
        response to this comment, it appears that this disclosure is not included in your amended
        document.  Please advise.

Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies

Development Stage Company, page F-6

6.      We note your conclusion that as of November 26, 2010, when you first began generating
        revenue, you were no longer a development stage company.  We further note your
        statement on page 19 that you will need to obtain additional funding to conduct your day-
        to-day operations and fully execute your business plan.  In light of this statement and the
        fact that it appears that you have only generated revenue on one advertising campaign to
        date, please describe in greater detail the basis for your conclusion that you are no longer
        a development stage company.  Refer to the definition of a development stage entity in
        ASC 915-10-20.

You may contact Jaime G. John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.  Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:    Via Facsimile (714) 316-1306
Leo J. Moriarty, Esq.
Law Office of Leo J. Moriarty